Filed by Towers Watson & Co.

Pursuant to Rule 425 under the
Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934, as amended

Subject Company:

Towers Watson & Co. (Commission File No. 001-34594)

The following is a set of talking points referenced during discussions with employees of Towers Watson & Co. (“Towers Watson”) on June 30, 2015 regarding the proposed merger of Towers Watson and Willis Group Holdings plc.

Managing Consultant Town Hall Talking Points Slide 1: Willis Group/Towers Watson As I’m sure you have seen by now, [earlier today] we announced that Towers Watson and Willis Group have agreed to combine in a merger of equals. The combined company will be named Willis Towers Watson. I’d like to take some time to provide some more information regarding this transaction and address what I know is top of mind – what this means for you. Slide 2: Announcement Overview In case you haven’t had a chance to review John’s email and the press release, let me quickly summarize some key highflights of the transaction. This merger of equals will create a leading global advisory, broking and solutions firm. Following the closing of the transaction, approximately 49.9% of the combined company will be owned by Towers Watson shareholders and approximately 50.1% will be owned by Willis shareholders. John Haley will serve as CEO and Willis’ CEO, Dominic Casserley, will serve as President and Deputy CEO. The Board of Directors will be comprised of 12 total directors, total, six of whom will be nominated by Willis and six by Towers Watson, including both companies’ current CEOs. The transaction is subject to shareholder and regulatory approvals, as well as other customary closing conditions, and is expected to close by December 31, 2015. Slide 3: A Highly Complementary, Strategic Combination This combination is truly exciting, as the two organizations have highly complementary capabilities, business lines, client bases and geographies. Together, we’ll be able to provide clients across all segments with comprehensive advice, analytics, specialty capabilities and solutions covering benefits; exchange solutions; brokerage and advisory; risk and capital management; and talent and rewards. This transaction builds on each company’s strategy to accelerate growth; together, we will get further, faster. It provides a powerful integrated platform by which we can leverage our mutual distribution strength to enhance our market position, enhance and strengthen our global footprint, and provide a platform for further innovation. We’ll also be able to realize cost synergies, largely driven by increased scale. Importantly, Towers Watson and Willis have a similar set of values, including a client-first focus, integrity, excellence, innovation and collaboration. Slide 4: Willis Overview Before I go any further on the transaction, I’d like to provide a bit of background on Willis. 1 WILLIS GROUP AND TOWERS WATSON TO COMBINE IN MERGER OF EQUALS

Managing Consultant Town Hall Talking Points Willis has a rich, 187 year history of working with the world’s most respected companies and delivering an outstanding client service. Willis’ clients include international corporates, insurance companies and a broad base of middle-market clients. Willis’ business is based on providing a broad group of clients a wide range of risk advisory services, re/insurance broking and human capital benefits. In fact, Willis is one of our strongest channel partners. They have over 22,500 employees across 120 countries and generated $3.8 billion in revenue in 2014. Slide 5: Willis Towers Watson: Increased Scale, Diversity & Financial Strength From a financial perspective, this transaction doubles our respective size in terms of revenue and increases our profitability. Importantly, the combined company will have increased scale with approximately 39,000 associates around the globe focused on serving clients through advisory, services and solutions. With diversified revenue streams – both by business segment and geography – the combined company will be well-positioned for profitable long-term growth. Slide 6: Willis Towers Watson: A Comprehensive Offering Now, getting back to the benefits of this transaction. Both companies have been successfully evolving our businesses over the last several years to become more focused on delivering value-added services and solutions. For Towers Watson, this transaction will enable us to accelerate our TW 2020 efforts. As illustrated by the graphic here, the combined company will be positioned to deliver a comprehensive offering that we believe will have broad appeal to clients across segments around the world. Slide 7: Tangible Revenue Growth Opportunities By offering a broader array of services to a larger global client base, we expect that this transaction will accelerate revenue growth through increased client penetration across business segments. Internationally, this combination: Expands our reach by over 80 countries; Provides the opportunity to internationalize Tower Watson’s Global Health and Group Benefits solutions and exchange platform over time; Enhances both Towers Watson’s and Willis’ ability to serve multinational Human Capital & Benefits clients; and Delivers more comprehensive local market solutions for multinational clients. o o o o In North America, we will be able to leverage Towers Watson’s strong relationships to increase Willis’ penetration in the U.S. large property and casualty market. Additionally, we’ll be positioned to accelerate growth of OneExchange through Willis’ middle-market distribution, which I’ll discuss in further detail momentarily. 2 WILLIS GROUP AND TOWERS WATSON TO COMBINE IN MERGER OF EQUALS

Managing Consultant Town Hall Talking Points Slide 8: Significant OneExchange Growth Opportunity As I mentioned, one of the most exciting opportunities presented by this transaction is in Exchange Solutions. As you know, Towers Watson has a best-in-class exchange platform in OneExchange, which we have rapidly grown to serve more than one million participants. But we believe that this is just the start. By providing this platform with access to Willis’ attractive middle-market client base, we expect that we will be able to significantly accelerate growth in that market. The growth characteristics of this market are truly compelling and we are fortunate to have the opportunity to expand the tremendous channel partner relationships we have today – which of course will continue – and accelerate the growth of OneExchange. Slide 9: Combined Company Operating Committee You can see that the new Operating Committee reflects a balanced leadership structure, which reflects the truly cooperative nature of this merger. As I mentioned earlier, John Haley will serve as CEO of the combined company, and Willis’ CEO, Dominic Casserley, will serve as President and Deputy CEO. Slide 10: What This Means for Towers Watson Associates The most important thing I can convey to all of you is that this combination is positive news – it will create a dynamic company. Associates from both Towers Watson and Willis will benefit from the significant opportunities that come from being part of a stronger, more diversified global company. Broader global reach and an infusion of new capabilities will provide associates with increased development opportunities. o o And as I mentioned to earlier, our two companies have very similar underlying core values. While we think this combination brings great opportunity, we are realistic about the fact that a merger of this scale means there will be changes. Please feel free to reach out with questions or concerns along the way. Slide 11: Roadmap for Successful Integration We’ve already begun the process of building out a clearly defined plan to ensure a successful integration. Our focus is on bringing together the two organizations in an effective way, in order to achieve the full benefits of the transaction and build the strongest possible combined company. Both companies have experience with a range of transactions and subsequent integration processes, so the combined management team brings considerable integration experience. A joint integration team, led by Dominic Casserley from Willis and Gene Wickes from Towers Watson, has been established to lead this effort. 3 WILLIS GROUP AND TOWERS WATSON TO COMBINE IN MERGER OF EQUALS

Managing Consultant Town Hall Talking Points Importantly, we are committed to maintaining an open line of communication with you throughout this process, and will keep you updated as appropriate. All of us need to stay focused in order to maintain our business momentum. We must maintain an unwavering commitment to taking care of our clients during this time, consistently exceeding their expectations. Slide 12: What’s Next It’s important to remember that today’s news is just the first step in this process. We expect the transaction to close by December 31, 2015, subject to shareholder and regulatory approvals, as well as other customary closing conditions. Until then, we must operate as separate companies. That means it is business as usual at Towers Watson. From a communication perspective, Account Directors and Relationship Managers have been provided with a toolkit to guide their conversations with current and prospective clients about this announcement. Please coordinate as necessary on client outreach to ensure there is no duplication. Importantly, you should not jointly contact customers with Willis, or coordinate customer communications with Willis, absent legal approval. Slide 13: Protocols & Guidelines Before I open it up for Q&A, the last thing I want to discuss is protocols and guidelines. Since the transaction must now undergo a series of approvals, it is critical that we all adhere to them as outlined on this slide. I encourage you to review these guidelines carefully. If you have any doubts about whether something is permissible, please immediately reach out to me. It is also important to adhere to Towers Watson’s Social Media Policy and Guidelines. The time between announcement and close is very important to the success of our merger. To help us comply with applicable SEC rules, we ask that all Towers Watson associates refrain from any social media postings about the transaction as they may have to include specific regulatory disclosure and be filed with the SEC. A full social media campaign will be launched when the transaction closes, and we hope all associates will engage at that time. Slide 14: Q&A Again, this is a very exciting time to be part of Towers Watson and, as always, thank you for your continued support and dedication. With that, I’ll now do my best to answer any questions you might have. Slide 15: Message Map 4 WILLIS GROUP AND TOWERS WATSON TO COMBINE IN MERGER OF EQUALS

Managing Consultant Town Hall Talking Points To conclude, this slide illustrates key themes that are really driving the strategic rationale for this transaction. Thanks for your time today. Where You Can Find Additional Information In connection with the proposed merger of Towers Watson and Willis Group, Willis Group will file a registration statement on Form S-4 with the Securities and Exchange Commission (the "Commission") that will contain a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction. YOU ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND THE OTHER RELEVANT DOCUMENTS FILED WITH THE COMMISSION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TOWERS WATSON, WILLIS GROUP AND THE PROPOSED TRANSACTION. You will be able to obtain the joint proxy statement/prospectus (when it becomes available) and the other documents filed with the Commission free of charge at the Commission’s website, www.sec.gov. In addition, you may obtain free copies of the joint proxy statement/prospectus (when it becomes available) and the other documents filed by Towers Watson and Willis Group with the Commission by requesting them in writing from Towers Watson, 901 N. Glebe Road, Arlington, VA 22203, Attention: Investor Relations, or by telephone at (703) 258-8000, or from Willis Group, Brookfield Place, 200 Liberty Street, 7th Floor, New York, NY 10281-1003, Attention: Peter Poillon, Investor Relations, or by telephone at (212) 915-8084. Towers Watson and Willis Group and their respective directors and executive officers may be deemed under the rules of the Commission to be participants in the solicitation of proxies. Information about Towers Watson’s directors and executive officers and their ownership of Towers Watson common stock is set forth in Towers Watson’s proxy statement on Schedule 14A filed on October 3, 2014 with the Commission. Information about Willis Group’s directors and executive officers and their ownership of Willis Group common stock is set forth in Willis Group proxy statement on Schedule 14A filed on April 17, 2015 with the Commission. Information regarding the identity of the potential participants, and their direct or indirect interests in the transaction, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other materials when they are filed with the Commission. Forward-Looking Statements This document contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. You can identify these statements and other forward-looking statements in this document by words such as "may", "will", “would”, "expect", "anticipate", "believe", "estimate", "plan", "intend", "continue", or similar words, expressions or the negative of such terms or other comparable terminology. These statements include, but are not limited to, the benefits of the business combination transaction involving Towers Watson and Willis Group, including the combined company’s future financial and operating results, plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Towers Watson’s and Willis Group’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. 5 WILLIS GROUP AND TOWERS WATSON TO COMBINE IN MERGER OF EQUALS

Managing Consultant Town Hall Talking Points The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of Towers Watson stockholders and Willis Group shareholders to approve the transaction; the failure of the transaction to close for any reason; the risk that the businesses will not be integrated successfully; the risk that anticipated cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; the potential impact of the announcement or consummation of the proposed transaction on relationships, including with employees, suppliers, customers and competitors; changes in general economic, business and political conditions, including changes in the financial markets; significant competition; compliance with extensive government regulation; the combined company’s ability to make acquisitions and its ability to integrate or manage such acquired businesses. Additional risks and factors are identified under "Risk Factors" in Towers Watson’s Annual Report on Form 10-K filed on August 15, 2014, which is on file with the Commission, and under "Risk Factors" in the joint proxy statement/prospectus when it is filed with the Commission. You should not rely upon forward-looking statements as predictions of future events because these statements are based on assumptions that may not come true and are speculative by their nature. Neither Towers Watson or Willis Group undertakes an obligation to update any of the forward-looking information included in this document, whether as a result of new information, future events, changed expectations or otherwise. 6 WILLIS GROUP AND TOWERS WATSON TO COMBINE IN MERGER OF EQUALS